SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (FINAL AMENDMENT)*

                               Ansell Limited
                 (formerly known as Pacific Dunlop Limited)
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                              (Name of Issuer)

                              Ordinary Shares
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                       (Title of Class of Securities)

                                 694185109
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                               (CUSIP Number)

                           David K. Robbins, Esq.
                Fried, Frank, Harris, Shriver & Jacobson LLP
                     350 South Grand Avenue, 32nd Floor
                           Los Angeles, CA 90071
                               (213) 473-2000
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                              October 22, 2004
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          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

-----------------------------
CUSIP No.  694185109
-----------------------------

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  SHAMROCK HOLDINGS OF CALIFORNIA, INC. - 95-3928494

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                          (a) |_|
                                                                      (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  NOT APPLICABLE

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

                  NOT APPLICABLE

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  CALIFORNIA

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NUMBER OF             7      SOLE VOTING POWER

SHARES                               0
                      --------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER

OWNED BY                             0
                      --------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER

REPORTING                            0
                      --------------------------------------------------------
PERSON WITH           10     SHARED DISPOSITIVE POWER

                                     5,928,840  ORDINARY SHARES (1)
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,928,840  ORDINARY SHARES

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%(2)

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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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(1)  See Item 5 of Amendment No. 1.
(2) This percentage is based on the Schedule 13E4F filed by the Company on October 14, 2004, which indicates that, as at September 30, 2004, the number of outstanding Ordinary Shares of the Company was 176,311,026.

SCHEDULE 13D

-----------------------------
CUSIP No.  694185109
-----------------------------

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1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  TREFOIL INTERNATIONAL III, SPRL - 95-4814073

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (SEE INSTRUCTIONS)                                          (a) |_|
                                                                      (b) |_|

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3         SEC USE ONLY

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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

                  NOT APPLICABLE

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                  |_|

                  NOT APPLICABLE

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                  BELGIUM

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NUMBER OF             7      SOLE VOTING POWER
SHARES
                                     5,928,840  ORDINARY SHARES
                      --------------------------------------------------------
BENEFICIALLY          8      SHARED VOTING POWER
OWNED BY
                                     0
                      --------------------------------------------------------
EACH                  9      SOLE DISPOSITIVE POWER
REPORTING

                                     0
                      --------------------------------------------------------
PERSON                10     SHARED DISPOSITIVE POWER
WITH
                                     5,928,840  ORDINARY SHARES (1)
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,928,840  ORDINARY SHARES

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES (SEE INSTRUCTIONS)                                       |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.4%(2)

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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          CO

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

INTRODUCTION

     This statement ("Final Amendment") amends the Schedule 13D filed on August 4, 2000 by Shamrock Holdings of California, Inc., a California corporation ("SHOC"), as amended from time to time (the "Amended Schedule 13D") by SHOC and Trefoil International III, SPRL, a Belgian corporation ("Trefoil SPRL"). The securities to which this statement relates are Ordinary Shares of Ansell Limited, an Australian corporation. Capitalized terms used and not defined in this Final Amendment shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Final Amendment does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     On April 16, 2004, Stanley P. Gold resigned from the Board of Directors of the Company. Michael J. McConnell was appointed to the Board of Directors of the Company as his replacement, and Mr. Gold was appointed as the alternative director for Mr. McConnell. Mr. Gold is an officer of SHOC, and Mr. McConnell is a managing director of Shamrock Capital Advisors, Inc., a related corporation of SHOC.

     On October 22, 2004, Trefoil SPRL disposed of 8,000,000 Ordinary Shares in an underwritten sale pursuant to the terms of a Sale Agreement between Trefoil SPRL and Citigroup Global Markets Australia Pty Limited ("Citigroup"), dated as of October 21, 2004 (the "Sale Agreement"). The Sale Agreement is described in more detail below and is also attached hereto as Exhibit 33 and incorporated herein by reference.

     Prior to the divestment, Trefoil SPRL and SHOC beneficially owned 13,928,840 Ordinary Shares, amounting to approximately 7.9% of the issued and outstanding Ordinary Shares.(2) Subsequent to the divestment, Trefoil SPRL and SHOC beneficially own 5,928,840 Ordinary Shares, corresponding to approximately 3.4% of the issued and outstanding Ordinary Shares.(2)

2. ITEM 5 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

     ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
               -------------------------------------

     (a) - (b) Trefoil SPRL and SHOC beneficially own the 5,928,840 Ordinary Shares held of record by Trefoil SPRL, which represent approximately 3.4% of the issued and outstanding Ordinary Shares.(2) Because SHOC controls Trefoil International Investors III, LP, which controls Trefoil SPRL, SHOC and Trefoil SPRL share dispositive power over such Ordinary Shares.

     (c) On October 22, 2004, Trefoil SPRL disposed of 8,000,000 Ordinary Shares (the "Sale Shares") in an underwritten sale pursuant to the Sale Agreement with Citigroup at a per share price of $AUD 8.767, excluding stamp duties. In addition, in consideration of Citigroup's performance under the Sale Agreement, Trefoil SPRL agreed to pay to Citigroup a fee equal to 0.25% of the gross proceeds of the sale by Citigroup of the Sale Shares plus tax. The foregoing description of portions of the Sale Agreement is qualified in its entirety by the complete text of the Sale Agreement, which is attached hereto as Exhibit 33 and is incorporated herein by reference.

     (d) Not applicable.

     (e) On October 22, 2004, Trefoil SPRL and SHOC ceased to be the beneficial owners of more than 5% of the issued and outstanding Ordinary Shares. The reporting obligations of Trefoil SPRL and SHOC with respect to the Ordinary Shares pursuant to Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder are therefore terminated.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

                DOCUMENT
                --------

Exhibit 32  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000

Exhibit 33  --  Sale Agreement between Trefoil SPRL and Citigroup Global
                Markets Australia Pty Limited, dated as of October 21, 2004

SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 26, 2004

                                   SHAMROCK HOLDINGS OF CALIFORNIA, INC.


                                   By: /s/ Eugene Krieger
                                      -------------------------------------
                                      Name:  Eugene Krieger
                                      Title: Vice President


                                   TREFOIL INTERNATIONAL III, SPRL


                                   By: /s/ Gregory S. Martin
                                      -------------------------------------
                                      Name:  Gregory S. Martin
                                      Title: Director

EXHIBIT INDEX

                DOCUMENT
                --------

Exhibit 32  --  Joint Filing Agreement between SHOC and Trefoil SPRL, dated as of October 11, 2000

Exhibit 33  --  Sale Agreement between Trefoil SPRL and Citigroup Global
                Markets Australia Pty Limited, dated as of October 21, 2004